Code of Ethics with Insider Trading Policy

Mason Capital Partners, the (“Firm”) and the Mason Capital Fund Trust (the “Trust”)

Amended and Restated November 30, 2023

1.1	Overview

This Code of Ethics (the “Code”) has been adopted by:

i)	the Firm, as the investment advisor to the Trust, an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), that is comprised of one or more series (each, a “Fund” and collectively, the “Funds”); and

ii)	the Trust, in compliance with Rule 17j-1 under the 1940 Act and the Investment Advisers Act of 1940 (the “Advisers Act”).

The 1940 Act, and likewise this Code, prohibits the Firm, the Trust, and their Affiliated Persons and employees, in connection with the purchase and sale, directly or indirectly, of a Security Held or to be Acquired by a Fund to:

a)	employ any device, scheme or artifice to defraud the Funds;

b)	make any untrue statement of a material fact to the Funds or omit to state a material fact necessary in order to make the statements made to the Funds, in light of the circumstances under which they are made, not misleading;

c)	engage in any act, practice or course of business that operates or would operate as a fraud or deceit on the Funds; or

d)	engage in any manipulative practice with respect to the Funds.

The Code is also based on the principle that every officer, director, partner, employee, or outsourced Supervised Person of the Firm, including all Access Persons, as well as any trustee, officer, or employee of the Trust, is to place the interests of all Clients before his or her own personal interests at all times. Each officer, director, partner, employee, and outsourced Supervised Person of the Firm, including all Access Persons of the Firm as well as any trustee, officer, or employee of the Trust covered by this Code is to avoid any actual or potential conflicts of interest with the Firm, the Trust, and Clients, and must comply with the provisions of the Code in all personal securities transactions.

Questions concerning this Code should be directed to the Chief Compliance Officer of the Firm or Trust.

1.2	Definitions

1)	“Access Person” means:

Certain full-time employees of the Firm who have routine access in advance of non-public information regarding the investment decisions, recommendations, or knowledge of portfolio holdings or potential portfolio holdings of any Client. Any other full-time, part-time, temporary, intern, contract person, or outsourced third-party service provider who performs administrative or non-investment functions for the Firm and who does not have routine access in advance of non-public information regarding the investment decisions, recommendations, or knowledge of the potential portfolio holdings of any Client, will not be considered to be Access Persons.

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An Access Person of the Firm may include any outsourced service provider to the Firm who other than not being employed by the Firm, meets the criteria of being an Access Person. It is the Firm’s policy that Supervised Persons, including all Access Persons, will be subject to all the provisions of the Code and their compliance with the Code is the responsibility of the Firm.

Access Person also includes any trustee or officer of the Trust.

2)	“Affiliated Person” has the same meaning as set forth in Section 2(a) of the 1940 Act.

3)	“Automatic Investment Plan” means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An automatic investment plan includes a dividend reinvestment plan as well as a 401k plan in which automatic payroll deductions are made on a regular schedule.

4)	“Beneficial Ownership” will be interpreted in the same manner as it would be in determining whether a person has Beneficial Ownership of a security as outlined in Section 16a-1(a)(2) of the 1934 Act. The determination of direct or indirect Beneficial Ownership shall apply to all securities which a Supervised Person of the Firm, Access Person of the Trust, or Trustee has or acquires. For purposes of this policy, Beneficial Ownership includes securities held by:

■	Your spouse, minor children or relatives who share the same house with you;

■	An estate for your benefit;

■	A trust, of which (a) you are a trustee or you or members of your immediate family have a vested interest in the income or corpus of the trust, or (b) you own a vested beneficial interest, or (c) you are the grantor and you have the power to revoke the trust without the consent of all beneficiaries;

■	A partnership in which you are a partner;

■	A corporation (other than with respect to treasury shares of the corporation) of which you are an officer, director, or 10% stockholder;

■	Any other person if, by reason of contract, understanding, relationship, agreement, or other arrangement, you obtain benefits substantially equivalent to those of ownership; and

■	Your spouse or minor children or any other person, if, even though you do not obtain from them benefits of ownership, you can vest or re-vest title in yourself at once or at some future time.

A beneficial owner of a security also includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power and/or investment power with respect to such security. Voting power includes the power to vote, or to direct the voting of such security, and investment power includes the power to dispose, or direct the disposition of such security. A person is the beneficial owner of a security if he or she has the right to acquire beneficial ownership of such security at any time within sixty days.

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5)	“Brokerage Account” means any account with a broker, dealer or bank that may hold securities.

6)	“CCO” means the Firm's and/or Trust’s Chief Compliance Officer, as applicable. As of the effective date hereof, the CCO of the Firm and the Trust is the same natural person. The CCO is an Access Person of the Firm and/or an officer of the Trust.

7)	“Client” means any person or entity for which the Firm acts as an investment advisor, and specifically includes, but is not limited to, the Trust and the Funds.

8)	“Control” has the same meaning as set forth in Section 2(a)(9) of the 1940 Act. In summary, control means the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.

9)	“ETF’s” include shares issued by open-end and closed-end investment companies and those issued by Unit Investment Trusts.

10)	“Excluded Securities” include the following securities:

■	Direct obligations of the United States government;

■	Bankers’ acceptances, bank certificates of deposit, commercial paper and other high quality short-term debt instruments, including repurchase agreements; and

■	Shares issued by any money market fund.

■	Shares issued by any open-end fund or ETF other than the following, which are not Excluded Securities: (i) any investment company registered under the 1940 Act whose investment advisor or principal underwriter is the Firm, Controls the Firm, is Controlled by the Firm, or is under common Control with the Firm.

11)	“Fund” means a series of the Trust.

12)	“Immediate Family Members” includes the following:

children	grandparent	son-in-law
step-child	spouse	daughter-in-law
grandchild	sibling	brother-in-law
parent	mother-in-law	sister-in-law
step-parent	father-in-law

Immediate Family includes adoptive relationships and any other relationship (whether or not recognized by law) which could lead to possible conflicts of interest, diversions of corporate opportunity, or appearances of impropriety, which this Code is intended to prevent.

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13)	“Independent Trustee” means a trustee of the Funds who is not an “interested person” of the Funds within the meaning of Section 2(a)(19) of the Act.

14)	“Initial Public Offering” means an offering of securities registered under the Securities Act of 1933, the issuer of which, immediately before the registration, was not subject to the reporting requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934.

15)	“Interested Trustee” means a trustee of the Funds who is an “interested person” of the Funds within the meaning of Section 2(a)(19) of the Act.

16)	“Investment Personnel” of a Fund or the Firm means (i) any employee of a Fund or the Firm (or of any company in a Control relationship to a Fund or the Firm) who, in connection with his or her regular functions or duties, makes or participates in making recommendations regarding the purchase or sale of securities by a Fund; and (ii) any natural person who Controls the Funds or the Firm and who obtains information concerning recommendations made to the Funds regarding the purchase or sale of securities by the Funds.

17)	“Limited Offering”, also known as a “Private Placement Offering” means an offering that is exempt from registration under the Securities Act of 1933.

18)	“Material Non-Public Information” refers to certain information about a company that has not been disseminated to the general public which could affect its market value and investment decisions.

Material non-public information, as opposed to immaterial non-public information, could be manipulated to gain an unfair advantage in the marketplace. This is known as insider trading or insider dealing.

19)	“Purchase or Sale of a Security” includes, among other things, the writing of an option to purchase or sell a security. A security is “being considered for purchase or sale” when a recommendation is made by a Firm portfolio manager to purchase or sell a security, and such recommendation has been communicated to Firm members or a Client, and with respect to the person making the recommendation, when such person seriously considers making such a recommendation. Serious consideration includes the act of writing a trade ticket and/or entering an order with a broker.

20)	“Reportable Fund” means:

a)	Any Fund;

b)	Any investment company registered under the 1940 Act whose investment advisor or principal underwriter is the Firm, Controls the Firm, is Controlled by the Firm, or is under common Control with the Firm.

c)	Any Private Fund for which the Firm serves as an investment advisor.

For the purposes of this Code, Access Persons must submit any proposed personal securities transaction in all Reportable Funds and must receive Pre-Approval prior to initiating any such personal securities trades. See section 1.4(A) below for more details on trade request approval.

21)	“Reportable Security” or “security” has the same meaning as set forth in Section 202(a)(18) of the Investment Advisers Act of 1940 and Section 2(a)(36) of the 1940 Act, and includes the following, but does not include Excluded Securities:

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any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, pre-organization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a "security," or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guaranty of, or warrant or right to subscribe to or purchase any of the foregoing.

For the purposes of this Code all ETFs are considered a Reportable Security.

A Reportable Security does not require pre-clearance but if owned by any Supervised Person of the Firm, Access Person of the Trust, or Interested Trustee, should be included in any required reporting.

22)	“Security Held or to be Acquired” by a Fund means (i) any security which, within the most recent 15 days: (A) is or has been held by a Fund; or (B) is being or has been considered by the Fund for purchase; and (ii) any option to purchase or sell, and any security convertible into or exchangeable for, a security described in part “(i)” of this definition.

23)	“Supervised Person” has the same meaning as set forth in Section 202(a)(25) of the Advisers Act. In summary, a Supervised Person is any officer, director, partner, and employee of an Advisor, and any other person who provides advice on behalf of an Advisor and is subject to the Advisor’s supervision and control. This can include outsourced third parties.

24)	“Third-Party Access Person” means an Access Person who is an officer or employee of an outsourced third-party service provider to the Trust or the Firm.

1.3	Standards of Conduct

The Firm believes all its Supervised Persons, as fiduciaries, have a duty of utmost good faith to act solely in the best interests of the Firm's Clients. The Firm’s fiduciary duty compels all its Supervised Persons to act with the utmost integrity in all dealings. This fiduciary duty is the core principle underlying this Code and represents the Firm’s core expectations related to any activities of its Supervised Persons.

Access Persons and Interested Trustees must recognize that they are expected to conduct their personal activities in accordance with the standards set forth in the Code. Therefore, Access Persons and Interested Trustees may not engage in any investment transaction under circumstances in which the Access Person or Interested Trustee benefits from or interferes with the purchase or sale of investments by a Client. In addition, Access Persons and Interested Trustees may not use information concerning the investments or investment intentions of a Client, or their ability to influence such investment intentions, for personal gain or in a manner detrimental to the interest of the Client.

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Independent Trustees are not subject to Sections 1.4 and 1.5 below. Independent Trustees may not purchase, acquire, sell, or dispose of any Reportable Fund in which he or she has direct or indirect Beneficial Ownership if he or she has non-public information at the time of purchase or sale regarding the underlying holdings of a Reportable Fund gained by means of their involvement as an Independent Trustee.

Personal Conduct

1)	Giving or Receiving of Gifts or Entertainment

No Supervised Person, employee, director, or officer of the Firm, and no Access Person or Interested Trustee of the Trust, may give or receive any single gift or entertainment with a value of more than $500 to/from any person that does business with or on behalf of the Firm or the Trust without specific approval in advance by the CCO.

All gifts and entertainment requests for Supervised Persons of the Firm, Access Persons of the Trust, and Interested Trustees, regardless of value, must be submitted to the CCO in writing for review, detailing the provider/recipient of the gift or entertainment and the nature and value of the gift or entertainment. If any single instance of providing or receiving a gift or entertainment is in excess of the $500 threshold, the CCO or his/her designated person must approve the request in writing in advance. The request will include an attestation that indicates that the provider/recipient is not obligated, nor have they committed the Firm or Trust to any activity which would cause the individual, Firm, or Trust to be out of compliance with the Code.

If advance notice is not possible, notification in writing should be given as soon as practical after the activity’s occurrence.

2)	Charitable Contributions

All charitable contributions in excess of $500 made by the Firm to any charitable organization, including those requested by a Client, must be approved in advance by the Firm’s CCO or his/her designated person. No charitable contribution can be made payable directly to a Client of the Firm. Notice of all charitable contributions should be submitted in writing to the CCO but only those contributions over $500 will require approval prior to making such contribution.

3)	Service as Director for an Outside Company

Supervised Persons may not serve on the Board of Directors of a publicly traded company without the prior written approval of the CCO. Such approval shall be based upon a documented finding by the CCO that such service shall not be likely to result in a conflict of interest with the Firm and the Supervised Person.

4)	Outside Business Activities

Supervised Persons, Access Persons and Interested Trustees may not engage in any outside business activities that may give rise to conflicts of interest or jeopardize the integrity or reputation of the Firm or Trust. Similarly, no such outside business activities may be inconsistent with the interest of the Firm or Trust. Supervised Persons, Access Persons and Interested Trustees who are officers or employees of the Firm or the Trust may not serve as directors of any public or private company or engage in any other outside business activity except with the prior written approval of the CCO. All directorships held or contemplated to be held by such Supervised Persons, Access Persons, or Interested Trustees shall be reported to the CCO in writing.

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5)	Protection of Material Non-Public Information

All Supervised Persons must review and comply with the Firm’s Insider Trading Policies and Procedures in the attached Appendix.

1.4	Personal Securities Trading Policy (Not applicable to Independent Trustees)

A.	Pre-Approval of Personal Securities Transactions

The Firm believe that it is a very positive statement when members of the Firm invest in the same securities, positions, or portfolios that are recommended to Clients, provided that such investments are transacted in a manner that does not disadvantage a Client.

The Firm does not restrict any employee, officer or director of the Firm from purchasing or selling the same securities as those that may be purchased or sold for Client’s accounts (including any Fund), except as noted herein, provided all purchases and sales are completed at least two days prior to or two days after those made on behalf of the Client’s account, unless such trades are completed simultaneous with those made on behalf of Client accounts and then are allocated pro-rata as to quantity and evenly as to price, provided the transactions for both the Clients and Firm personnel are executed by the same brokerage firm. If the same broker is not used for both the Client’s and Firm member’s account, then the trade for the Firm member must take place at least two days before or two days after the full execution of the Client’s transaction.

Notwithstanding the above paragraph, all Supervised Persons, Access Persons and Interested Trustees must report any proposed transactions in any Reportable Fund, in advance of placing such transaction, to the CCO. Written approval must be received in advance of any such trade in a Reportable Fund. This approval requirement extends to trusts over which the Supervised Person, Access Person, or Interested Trustee has discretionary authority.

B.	Reportable Fund(s)

As indicated in 1.4(A) above, Supervised Persons, Access Persons and Interested Trustees may not purchase or sell, directly or indirectly, any Reportable Fund(s), without receiving written approval in advance from the CCO. Approval can be provided/received in the form of an email from the CCO as long as the actual trade activity does not occur until approval is given. For any proposed trade request initiated for the benefit of the CCO, such trade will be submitted to another executive officer of the Firm for written approval in advance of such transaction.

C.	Pre-Approval of Investments in Initial Public Offerings and Limited Offerings

All Access Persons must obtain prior written approval from the CCO before directly or indirectly acquiring Beneficial Ownership in any securities in an Initial Public Offering or in a Limited Offering, including private placement offerings. Such approval shall be based upon a finding by the CCO in advance of such purchase that the transaction shall not be likely to result in a conflict of interest for the Firm and the Access Person.

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D.	Third-Party Access Persons

Notwithstanding the foregoing, to the extent that a Third-Party Access Person (e.g., Trust Treasurer) is subject to mandatory reporting by the applicable third-party service provider (e.g., Fund Accountant/Administrator) in a manner that is similar to the reporting requirements of Section 1.5 of the Code (as determined by the Trust’s or Advisor’s CCO) and such reports are available to the CCO, such Third-Party Access Person is not required to pre-clear personal securities transactions pursuant to this Section 1.4.

E.	Exempted Transactions

Any prohibitions, pre-clearance, and other requirements of this policy do not apply to the following transactions:

a)	Purchases or sales of Excluded Securities as defined in this policy;

b)	Purchases or sales of securities effected in any account over which the Access Person has no direct or indirect influence or control, (e.g., a blind trust)

c)	Purchases or sales of securities that are non-volitional on the part of the Access Person, such as dividend re-investments;

d)	Purchases of securities that are part of an automatic investment plan; and

e)	Purchases of securities effected upon the exercise of rights issued by an issuer pro rata to all holders of a class of its securities, to the extent such rights were acquired from such issuer, or sales of such rights.

F.	Firm Managed Employee Portfolios

Supervised Persons may not serve as portfolio managers to their personal accounts which are managed by the Firm unless there are no other portfolio managers employed by the Firm with experience in managing such accounts. In addition, Supervised Persons may be exempt from management fees charged by the Firm to manage their personal accounts.

1.5	Reporting Requirements

A.	Reporting Requirements by Access Persons

1)	Initial & Annual Holdings Reports

Upon employment, any Supervised Person of the Firm, Access Person and Interested Trustee shall be required to provide an initial report of all personal holdings in a Reportable Fund to the CCO, no later than 10 calendar days after employment or being designated as a Supervised Person, Access Person, or Interested Trustee. Such report can be in the form of a current holdings report or brokerage statement provided to the Firm.

All Supervised Persons of the Firm, Access Persons and Interested Trustees are further required to provide a certification to the CCO on an annual basis no later than 45 calendar days after each calendar year end attesting that they have caused to be submitted duplicate statements for all active Brokerage Accounts. The information provided and certification will cover all personal holdings in a Reportable Fund as well as any transactions in Reportable Securities. Copies of brokerage statements delivered via hard copy or delivered electronically, which contain the same information noted below will be viewed as an acceptable form of reporting, provided they are received within the required time frame as indicated herein, or in accordance with the particular brokerage firm’s delivery schedule.

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In addition, each Supervised Person when submitting a report, shall certify that the information contained in each such report is accurate, complete and that the Supervised Person has reported all required information. The report described in this Section should contain the following information:

a)	Security Name

b)	Ticker Symbol or CUSIP number

c)	Number of Shares or Par

d)	Principal Amount

e)	Broker, Dealer or Bank Name

f)	Date of the Report

Additionally, all Supervised Persons of the Firm, Access Persons and Interested Trustees on an on-going basis shall also list all open or closed Brokerage Accounts in which such person, or their Immediate Family Member holds, can hold, or held a personal Reportable Security or Reportable Fund.

2)	Quarterly Transaction Reports

No later than 30 calendar days following the end of each calendar quarter, all Supervised Persons of the Firm, Access Persons, and Interested Trustees shall submit to the CCO a certification listing all personal transactions in any Reportable Fund and Reportable Security pursuant to which the Supervised Person, Access Person, or Interested Trustee obtained a direct or indirect Beneficial Ownership interest. The information required as outlined in Section 1.5(A)(1)(a-f) above can be delivered via hard copy or delivered electronically to the CCO.

Copies of brokerage statements delivered via hard copy or delivered electronically, which contain the same information noted in Section 1.5(A)(1)(a-f) above will be viewed as an acceptable form of reporting, provided they are received within the required time frame as indicated herein, or in accordance with the particular brokerage firm’s delivery schedule.

The following transactions are required to be reported and included in the information submitted:

(a)	Transactions in Reportable Funds.

(b)	Transactions in Reportable Securities.

The transactions listed under Section 1.4, Subsection E – Exempted Transactions are not required to be reported.

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B.	Submission of Duplicate Periodic Statements

Each Supervised Person of the Firm, Access Person and Interested Trustee must arrange for duplicate copies of statements of all Brokerage Accounts for which they have direct or indirect beneficial interest, as well as duplicate statements for accounts of Immediate Family Members living in the household for which they have direct or indirect beneficial interest, be delivered via hardcopy or delivered electronically to the CCO.

If the CCO maintains any Brokerage Accounts which can hold, or currently hold Reportable Funds or Reportable Securities, duplicate copies of those statements will be provided and delivered via hard copy or electronically to another executive officer of the Firm and not directly to the CCO.

C.	Third-Party Access Persons

Notwithstanding the foregoing, to the extent that a Third-Party Access Person is subject to mandatory reporting by the applicable third-party service provider in a manner that is similar to the reporting requirements of Section 1.5 of the Code (as determined by the Trust’s or Advisor’s CCO) and such reports are available to the CCO, such Third-Party Access Person is not required to submit reports pursuant to this Section 1.5.

D.	Notice of Reporting Obligation

The Firm and the Trust must identify all Supervised Persons, Access Persons and Interested Trustees who are required to make reports pursuant to the Code and must inform those Access Persons and Interested Trustees of their reporting obligation.

E.	Disclaimer of Ownership

A report may contain a statement that it shall not be construed as an admission by the person making the report that he has any direct or indirect Beneficial Ownership in the reported security.

1.6	Record Keeping Requirements

The CCO will keep the applicable records regarding this Code for the specified number of years as required in the Advisers Act and also in accordance with Rule 17j-1(f) of the 1940 Act and its associated requirements.

1.7	Certifications

Each Supervised Person and Access Person, excluding Independent Trustees, will provide written certification initially upon receiving the Code, and then again at any point in the future if the Code is updated and contains any material changes.

1.8	Reporting of Violations

The Firm takes the potential for conflicts of interest caused by personal investing very seriously. Accordingly, persons that become aware of a violation of the Code are required to promptly report such violation to the CCO or Compliance, or in the event the violation involves the CCO, to the President or other executive officer of the Firm or the Trust, as applicable. Any person who seeks to retaliate against a person who reports a Code violation shall be subject to sanctions.

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1.9	board reporting

No less frequently than annually, each of the Advisor and Trust must furnish to the Trust’s Board of Trustees (the “Board”), and the Board must consider, a written report that (a) describes any issues arising under the Code since the last report to the Board, including, but not limited to, information about material violations of such Code or procedures and sanctions imposed in response to material violations; and (b) certifies that the Advisor and Trust have adopted procedures reasonably necessary to prevent its respective Supervised Persons, Access Persons and Interested Trustees from violating the Code applicable to such person.

1.10	Sanctions

The Firm, at the direction of its executive management may impose sanctions it deems appropriate upon any person who violates the Code. In addition, executive management may impose sanctions it deems appropriate upon any person who has engaged in a course of conduct that, although in technical compliance with the Code, is part of a plan or scheme to evade the provisions of the Code. Sanctions may include a letter of censure, suspension of employment, termination of employment, fines, and disgorgement of profits from prohibited or restricted transactions.

2.0	Review and Supervisory Reporting

Reporting Procedures

1)	Any issues regarding the Code should be promptly reported to the Firm CCO, and if the issue involves the Firm CCO, then to another designated Firm compliance person, senior management of the Firm, or the Trust CCO if different than the Firm CCO. Issues to be reported include, but are not limited to: (a) any transaction that appears to be in violation of the prohibitions contained in this Code; (b) any apparent violations of the reporting requirements contained in this Code; and (c) any procedures or sanctions imposed in response to a violation of this Code, including but not limited to a letter of censure, suspension or termination of the employment of the violator as imposed by the President of the Firm, or the unwinding of the transaction and disgorgement of the profits.

In addition, the Firm CCO will include this information in the CCO’s Annual Report to be completed in accordance with Rule 206(4)-7 and the Trust CCO will include this information in the Trust CCO’s annual report in accordance with Rule 38a-1.

2)	The CCO will also include the following information, as is deemed appropriate and applicable, in the CCO’s Annual Report to be completed in accordance with Rule 206(4)-7 for the Firm and Rule 38a-1 for the Trust:

(a)	a copy of the current Code;

(b)	a summary of existing procedures and any changes in the Code's policies or procedures during the past year;

(c)	a description of any issues arising under the Code or its procedures since the last report, including but not limited to, information about material violations of the Code and sanctions imposed in response to material violations;

(d)	an evaluation of the current Code and a report on any recommended changes to the Code based upon the CCO's experience, evolving industry practices, or developments in applicable laws or regulations; and

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(e)	a certification that the Firm has adopted procedures reasonably necessary to prevent Supervised Persons, including all Access Persons, from violating the Code.

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APPENDIX

INSIDER TRADING POLICIES AND PROCEDURES

The Insider Trading and Securities Fraud Enforcement Act of 1988 ("ITSFEA") requires that all investment advisors and broker-dealers establish, maintain, and enforce written policies and procedures designed to detect and prevent the misuse of material non-public information by such investment advisor and/or broker-dealer, or any person associated with the investment advisor and/or broker-dealer.

Section 204A of the Advisers Act states that an investment advisor must adopt and disseminate written policies with respect to ITSFEA, and an investment advisor must also vigilantly review, update, and enforce them. Section 204A provides that every advisor subject to Section 204 of the Advisers Act shall be required to establish procedures to prevent insider trading.

The Firm has adopted the following policy, procedures, and supervisory procedures in addition to the Code of Ethics.

Section I – Policy

The purpose of this Section 1 is to familiarize the officers, directors, and employees of the Firm with issues concerning insider trading and to assist them in putting into context the policy and procedures on insider trading.

Policy Statement:

No person to whom this Statement on Insider Trading applies, including officers, directors, and employees, may trade, either personally or on behalf of others (such as private accounts managed by the Firm) while in possession of material, non-public information; nor may any officer, director, or employee of the Firm communicate material, non-public information to others in violation of the law. This conduct is frequently referred to as "insider trading." This policy applies to every officer, director, and employee of the Firm and extends to activities within and outside their duties with the Firm. It covers not only personal transactions of Firm Personnel, but indirect trading by family, friends and others, or the non-public distribution of inside information from you to others. Every officer, director, and employee must read and retain this policy statement. Any questions regarding the policy and procedures should be referred to Compliance.

The term "insider trading" is not defined in the Federal securities laws, but generally is used to refer to the use of material non-public information to trade in securities (whether or not one is an "insider") or the communications of material nonpublic information to others who may then seek to benefit from such information.

While the law concerning insider trading is not static, it is generally understood that the law prohibits:

a)	Trading by an insider, while in possession of material non-public information; or

b)	Trading by a non-insider, while in possession of material non-public information, where the information either was disclosed to the non-insider in violation of an insider's duty to keep it confidential or was misappropriated; or

c)	Communicating material non-public information to others.

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The elements of insider trading and the penalties for such unlawful conduct are discussed below.

1)	Who is an Insider? The concept of "insider" is broad. It includes officers, directors, and employees of a company. In addition, a person can be a "temporary insider" if he or she enters into a special confidential relationship in the conduct of a company's affairs and as a result is given access to information solely for the company's purposes. A temporary insider can include, among others, a company's attorneys, accountants, consultants, bank lending officers, and the employees of such organizations. In addition, an investment advisor may become a temporary insider of a company it advises or for which it performs other services. According to the Supreme Court, the company must expect the outsider to keep the disclosed non-public information confidential and the relationship must at least imply such a duty before the outsider will be considered an insider.

2)	What is Material Information? Trading on inside information can be the basis for liability when the information is material. In general, information is "material" when there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions, or information that is reasonably certain to have a substantial effect on the price of a company's securities. Information that officers, directors, and employees should consider material includes, but is not limited to: dividend changes, earnings estimates, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidation problems, and extraordinary management developments.

3)	What is Non-Public Information? Information is non-public until it has been effectively communicated to the market-place. One must be able to point to some fact to show that the information is generally public. For example, information found in a report filed with the SEC, or appearing in Dow Jones, Reuters Economic Services, the Wall Street Journal or other publications of general circulation would be considered public. (Depending on the nature of the information, and the type and timing of the filing or other public release, it may be appropriate to allow for adequate time for the information to be "effectively" disseminated.)

4)	Reason for Liability. (a) Fiduciary duty theory - in 1980, the Supreme Court found that there is no general duty to disclose before trading on material non-public information, but that such a duty arises only where there is a direct or indirect fiduciary relationship with the issuer or its agents. That is, there must be a relationship between the parties to the transaction such that one party has a right to expect that the other party will disclose any material non-public information or refrain from trading; (b) Misappropriation theory - another basis for insider trading liability is the, 'misappropriation" theory, where liability is established when trading occurs on material non-public information that was stolen or misappropriated from any other person.

5)	Penalties for Insider Trading. Penalties for trading on or communicating material non-public information are severe, both for individuals and their employers. A person can be subject to some or all of the penalties below even if he or she does not personally benefit from the violation. Penalties include:

a)	civil injunctions

b)	treble damages

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c)	disgorgement of profits

d)	jail sentences

e)	fines for the person who committed the violation of up to three times the profit gained or loss avoided, whether or not the person actually benefited, and

f)	fines for the employer or other controlling person of up to the greater of $1 million or three times the amount of the profit gained, or loss avoided.

In addition, any violation of this policy statement can be expected to result in serious sanctions by the Firm, including dismissal of the persons involved.

Section II - Procedures

The following procedures have been established to aid the officers, directors, and employees of the Firm in avoiding insider trading, and to aid in preventing, detecting, and imposing sanctions against insider trading. Every officer, director, and employee of the Firm must follow these procedures or risk serious sanctions, including dismissal, substantial personal liability, and/or criminal penalties. If you have any questions about these procedures, you should consult with Compliance.

1)	Identifying Inside Information. Before trading for yourself or others, including private accounts managed by the Firm, in the securities of a company about which you may have potential inside information, ask yourself the following questions:

i)	Is the information material? Is this information that an investor would consider important in making his or her investment decisions? Is this information that would substantially affect the market price of the securities if generally disclosed?

ii)	Is the information non-public? To whom has this information been provided? Has the information been effectively communicated to the marketplace by being published in Reuters, The Wall Street Journal, or other publications of general circulation?

If, after consideration of the above, you believe that the information is material and non-public, or if you have questions as to whether the information is material and non-public, you should take the following steps:

i)	Report the matter immediately to Compliance.

ii)	Do not purchase or sell the security on behalf of yourself or others, including investment companies or private accounts managed by a Provider.

iii)	Do not communicate the information to anybody, other than to Compliance.

iv)	After Compliance has reviewed the issue, you will be instructed to either continue the prohibitions against trading and communication, or you will be allowed to communicate the information and then trade.

2)	Restricting Access to Material Non-public Information. Any information in your possession that you identify as material and non-public may not be communicated other than in the course of performing your duties to anyone, including persons within your company, except as provided in paragraph I above. In addition, care should be taken so that such information is secure. For example, files containing material non-public information should be sealed; access to computer files containing material non-public information should be restricted.

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3)	Resolving Issues Concerning Insider Trading. If, after consideration of the items set forth in paragraph 1, doubt remains as to whether information is material or non-public, or if there is any unresolved question as to the applicability or interpretation of the foregoing procedures, or as to the propriety of any action, it must be discussed with Compliance before trading or communicating the information to anyone.

Section III – Supervision

The role of the Chief Compliance Officer is critical to the implementation and maintenance of this Statement on Insider Trading. These supervisory procedures can be divided into two classifications, (1) the prevention of insider trading, and (2) the detection of insider trading.

1)	Prevention of Insider Trading

To attempt to prevent insider trading, Compliance should:

a)	Answer promptly any questions regarding this Statement on Insider Trading;

b)	Resolve issues of whether information received by an officer, director, or employee is material and non-public;

c)	Update as necessary this Statement on Insider Trading;

d)	Ensure that all personnel are made aware of, review, and attest to any material changes to this document; and

e)	If it has been determined that an officer, director, or employee has material non-public information,

i)	Implement measures to prevent dissemination of such information, and

ii)	If necessary, restrict officers, directors, and employees from trading the affected securities.

2)	Detection of Insider Trading

To detect insider trading, Compliance should:

a)	Cause to be reviewed in any manner deemed appropriate, including through the use of Orion, trading activity of Access Persons;

b)	Coordinate, if necessary, the review of applicable reports or trading activity with other members of Compliance, appropriate officers, directors, or Access Persons of the Firm.

3)	Special Reports to Management

Promptly, upon learning of a potential violation of the Statement on Insider Trading, the Chief Compliance Officer must prepare a written report to management of the Firm providing full details and recommendations for further action.

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4)	Annual Reports

On an annual basis, the Chief Compliance Officer will include the information below, as may be applicable, in the Chief Compliance Officer’s Annual Report to be completed in accordance with Rule 206(4)-7. The report to the management of the Firm will set forth any occurrences of the following:

a)	Full details of any investigation, either internal or by a regulatory agency, of any suspected insider trading and the results of such investigation; and

b)	Any recommendations for improvement of this Statement on Insider Trading.

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